February 17, 2026

Roberto Eno
Chief Executive Officer
HeartBeam, Inc.
2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

       Re: HeartBeam, Inc.
           Registration Statement on Form S-3
           Filed February 09, 2026
           File No. 333-293307
Dear Roberto Eno:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Soyoung Lee, Esq.